

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2014

<u>Via E-mail</u>:
Mario Faraone
President
Virtual Sourcing, Inc.
1200 G St. NW, Suite 800
Washington, DC 21046

> **Re:** **Virtual Sourcing, Inc.**
> **Amendment No.1 to Registration Statement on Form S-1**
> **Filed April 29, 2014**
> **File No. 333-194254**

Dear Mr. Faraone:

We have reviewed the amendment to your registration statement and have the following comments.

<u>General</u>

1. We considered your response to comment one in our letter dated March 27, 2014; however, it still appears that you are a shell company for the following reasons:
    *   you have nominal operations, including no current full-time employees and no facilities or agreements in place to manufacture your proposed products;
    *   you have yet to generate any revenue, nor does it appear that you will be able to generate revenue for at minimum six months;
    *   your entire assets consist of only $43 in cash;
    *   you will need to acquire operating companies to carry out your proposed operations; and
    *   you do not have any other sources of funding besides this proposed offering.

    If you wish to continue with the registration of these shares, please revise your disclosure throughout your filing to state that you are a shell company. Additionally, please disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities.

2. We considered your response to comment one in our letter dated March 27, 2014. Please explain how you have been able to order machinery with $43 of cash on hand.

3. Because we believe that you are a shell company, your selling shareholder, WHC Capital LLC, is considered to be an underwriter. SEC Release No.33-8869 (2007) makes it clear

that Rule 144 is not available for the resale of securities initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters whose sales are designed to create a market in the company's securities. Please revise your prospectus cover page to indicate that the selling shareholder "is an underwriter."

4. We note that the information on your website is currently inconsistent with the disclosure provided in your revised registration and supplemental response. For example, your website still indicates the following:

    *   "Our subsidiary ALLIED RECYCLING CORP (ARC) is commercializing patented and advanced technologies to introduce both cost effective recycling methods and production of recycled fiber products;"
    *   "We have visited several site and signed letters of intent to acquire operations;"
    *   "Currently, the Company has no competitors for the acquisition of recyclable fiberglass material. There are no other recyclers of fiberglass in the market;"
    *   "the company is buying profitable operating businesses;"
    *   "The Company is currently seeking $27 million in loans and approximately $63,000,000 to secure acquisitions and the first phase of our roll-out, including a fixed-plant site, equipment, engineering, and six months of operating budget;" and
    *   We are able to produce products for industry from building materials such as support beams, structural beams, plank for decking, railings, siding, seawalls, docks and just about any size, shape or strength;" and
    *   "Our operations product readily identifiable results with small variables… 10,000 lbs of waste per hour can be processed at each location."

    These are just examples. Please ensure that the information provided on your website is consistent with the information filed with the Commission.

5. Please include interim financial statements for the period ended March 31, 2014. Please similarly update your financial information throughout the filing. See Rule 8-08 of Regulation S-X.

6. We have reviewed your response to prior comment seven from our letter dated March 27, 2014. As you are not currently required to file or furnish your financial statements with the SEC, as previously requested, please disclose in the notes to your interim and annual financial statements the actual date through which subsequent events have been evaluated. Please also disclose whether the date through which subsequent events have been evaluated is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1 and ASC 855-10-20 for the definition of an "SEC Filer."

<u>Summary of Prospectus, page 3</u>

7. Please elaborate on the extent of operations and revenues generated by Heritage Scholastic Corp., Nano Chemical Systems, Inc. (Holdings), Pangenex Corporation, and Allied Recycling Corp. We also note the risk factor on page 7 that discusses revenue by these entities.

8. Please disclose that you are a development stage company with no current revenue generating operations.

9. Please refer to "products" as "proposed products" or in some other manner so as not to suggest that you currently have any products for sale.

10. We note that Allied Recycling Corp was founded in March 2013, and during that month it was sold for $8,250,000 worth of your securities. Please explain how you valued this transaction.

<u>The Offering, page 4</u>

11. We note your response to comment 17 in our letter dated March 27, 2014 does not address how investors will be informed if they are investing in the public offering by the company or the resale offering. Please address this in your next amendment.

<u>Acquisition of Shares by Selling Shareholder Pursuant to Securities Purchase Agreement and Convertible Promissory Note, page 21</u>

12. Please disclose the amount of accrued interest on this promissory note.

<u>Description of Business, page 27</u>

<u>Products, page 28</u>

13. We note in your response to comment 35 in our letter dated March 27, 2014 that you disclose several "non-structural products" that you plan to manufacture. Please discuss the timeline for the introduction of each non-structural product and how each of these products will be manufactured. Additionally, expand your disclosure of your development of "large commercial roll-off containers."

14. We note in your response to comment 36 in our letter dated March 27, 2014, you "have identified a fiberglass manufacturer that requires a purchase price of more than $53 million dollars." This amount greatly exceeds the maximum amount of your proposed offering. Please discuss how you would plan to finance this acquisition.

15. Please disclose the following about your project that focuses on the developing utilization of down chute waste:
   - the "major manufacturer of fiberglass strands" that you are developing waste from;
   - the concrete manufacturer in West Virginia you are developing this product with;
   - how you are able to develop the product without a facility or manufacturing agreement;
   - how these mine blocks were tested; and
   - the basis for claiming that the mine blocks have "superior strength, reduced weight, and a small saving cost;" and
   - whether the first full loads of waste were received in late April.

16. Additionally, please file your agreement with the "major manufacturer of fiberglass strands" as an exhibit to the registration statement.

17. Please file your agreement to provide chopping and grinding services at the licensors sites as an exhibit to the registration statement.

Revenue Model and Distribution methods of the products or services, page 29

18. We note your response to comment 38 in our letter dated March 27, 2014. Please identify your joint venture partners and elaborate upon their existing market channels in the mid-Atlantic region.

Patent and Trademarks, page 30

19. Please disclose the commercial terms of your license agreement.

Employees and Employment Agreements, page 31

20. Please disclose the nature of the duties of you one part-time employee.

Organization, page 31

21. Please include a risk factor addressing the related party interest of your officer in the business of your subsidiary. Further, disclose the details of this relationship under the Related Party section.

Results of Operations, page 33

For the Six Months Ended December 31, 2013 Compared to the Six Months Ended December 31, 2012, page 33

22. Please describe the nature of the consulting contract and, if ongoing, file it as an exhibit.

Continuing Plan of Operations (0-12 months), page 35

23. We note in your response to comment 48 in our letter dated March 27, 2014 you disclose you will need to raise $750,000 from this offering. Please discuss whether you will be able to continue as a going concern if you raise less than $750,000 in this offering. If this is the case, please clearly indicate this on the front page of your prospectus and in an added risk factor.

24. Please expand upon the following aspects of your plan of operation:
    - the amount of fiberglass waste you will need to obtain to begin operations;
    - the needed capacity of a third party manufacturer or a leased facility;
    - the equipment needed at a leased facility;
    - the amount of time it will take you to manufacturer products;
    - your projected process to manufacture such a diverse set of products; and
    - where you plan to store your products in the time between the end of production and the distribution of a sale, especially if you are unable to raise enough capital to lease a facility.

    We may have additional comments upon reviewing your revised disclosure

25. We note that the current size of your operations is zero. In light of this fact, please expand on what your plan to "to double the size of our operations by the end of the first year from the date of this Prospectus" would consist of.

Financial Statements for the Six Months Ended December 31, 2013

Note A – Summary of Significant Accounting Policies, page F-4

Fair Value Measurements, page F-5

26. We have reviewed your response to prior comment 57 from our letter dated March 27, 2014. We note that the reconciliation of your derivative liabilities on page F-5 presents an ending balance of $40,000 as of December 31, 2013; however, the amount related to derivative liabilities per the December 31, 2013 balance sheet is $63,362. Please revise your disclosure to ensure the amount presented on page F-5 agrees to the amount presented on the balance sheet.

Financial Statements for the Year Ended June 30, 2013

General

27. We have reviewed your response to prior comment 58 from our letter dated March 27, 2014. You believe that the acquisition of 80% of Allied Recycling Corporation did not constitute the acquisition of a business. With reference to each of the criteria set forth in

Rule 11-01(d) of Regulation S-X, please explain to us how you reached the conclusion that this transaction was not the acquisition of a business.

To the extent you are able to conclude that your acquired subsidiary did not represent an acquisition of a business, please explain to us why the acquired in-process research and development was not an asset at the date of acquisition and consequently charged to operations. Please refer to ASC 805 for guidance.

Exhibit 5.1 – Legal Opinion of Bart and Associates, LLC

28. We note your legal opinion passes upon the validity of 44,209,870 shares of common stock, but you are only registering 35,000,000 shares through your registration statement. Please revise your legal opinion so that it is consistent with the disclosure in your registration statement

Exhibit 10.5 – Subscription Agreement

29. Please explain why investors are being asked to represent that they are an "accredited investor," as the term is defined in Rule 501 of Regulation D. Please revise your Plan of Distribution as necessary to discuss the types of investors that will be solicited in this primary offering. Further, please explain the purpose of the investor representations under the subheading "Transferability of Securities."

You may contact Jeff Gordon, Staff Accountant, at 202-551-3866 or Kevin Stertzel, Staff Accountant, at 202-551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney, at 202-551-3236 or Craig Slivka, Special Counsel, at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Kenneth Bart (Via E-mail)
       Bart and Associates LLC